08029253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 066274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ENGLAND SECURITIES LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 18TH STREET, NW, SUITE 900
(No. and Street)

WASHINGTON (City) DC (State) 20036 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG W. ENGLAND (202) 386-6501
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/26/08

OATH OR AFFIRMATION

I, CRAIG W. ENGLAND, swear (or affirm) that to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of ENGLAND SECURITIES LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

[signature]

Signature

President

Title

[signature]

Notary Public

My Commission Expires July 14, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

The Management Committee of
England Securities, LLC

We have audited the accompanying statement of financial condition of England Securities, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of England Securities, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 22, 2008

ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 375,576
Accounts receivable	109,938
Accounts receivable - affiliates	317
Prepaid expenses	4,385
Deposits	8,053
Furniture and equipment - net	67,427
Total assets	$ 565,696

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 10,476
Accrued payroll and bonuses	128,514
Retirement plan contributions payable	22,395
Payable to affiliate	43,843
Unearned revenue	8,333
Capital lease obligations	57,046
Total liabilities	270,607
Member's equity	295,089
Total liabilities and member's equity	$ 565,696

See accompanying notes to financial statements.

ENGLAND SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Organization

The Company was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of England & Company, LLC (E&C).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Depreciation

Office equipment, furniture and fixtures are recorded at cost and are depreciated using the straight-line method and are shown net of $23,645 accumulated depreciation.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes

The Company is part of a consolidated tax return of its parent, England & Company. England & Company has elected to file income tax returns as a partnership. Generally, for Federal tax purposes a partnership is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to members in determining their individual income tax liability. The District of Columbia taxes partnerships at approximately 10%. The Company recognizes taxes payable resulting from its financial performance. On the balances sheet income taxes payable are included as a component of the payable to affiliate amount.

Accounts Receivable

Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. As of December 31, 2007 the Company established an allowance for doubtful accounts in the amount of $16,839. Bad debt expense for the year ended December 31, 2007 was $25,260.

NOTE 3 - CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 - DEFERRED REVENUE

The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned.

NOTE 5 - CAPITAL LEASE OBLIGATIONS

The Company has acquired most of it's office furniture and fixtures under provisions of two capital leases. At December 31, 2007, the future minimum lease payments were as follows:

LEAF Financial Corporation, 11.5%, interest and principal payable at $820 per month through November, 2011	$ 38,540
LEAF Financial Corporation, 8.0%, interest and principal payable at $628 per month through February, 2012	31,400
	69,940
Less: Interest	(12,894)
Total	$ 57,046

NOTE 6 - RETIREMENT PLAN

The Company has a 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to make contributions for the year ended December 31, 2007, totaling $30,026.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company shares office space with its parent, England & Company, LLC. The companies have an Office Services Agreement whereby the Company reimburses E&C for certain operating costs including, but not limited to, office space and telephone service. During the year the Company paid $174,000 to E&C under this agreement and an additional $31,968 in other expense reimbursements. Also, at December 31, 2007, the Company had a lease deposit of $5,000 held by E&C.

During the year affiliates paid the Company $19,385 for leased equipment, $7,238 for other reimbursed expenses and $16,200 for services.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

The Management Committee of
England Securities, LLC

In planning and performing our audit of the financial statements of England Securities, LLC. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Battey & Company, P.L.

February 22, 2007

END